COURT DECISION ALLOWS TASEKO TO COMMENCE WORK AT THE
COMPANY’S NEW PROSPERITY GOLD-COPPER PROJECT

August 28, 2018, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") announces that The Government of British Columbia was successful in defending its First Nation’s consultation process in regards to Taseko’s New Prosperity Project.

The Supreme Court of British Columbia’s August 23, 2018 decision allows Taseko to proceed with investigative work at the New Prosperity site. This decision reaffirms Provincial Government authority over mine development in the Province and will be beneficial to the future of the New Prosperity Gold-Copper Project and also helpful to the mining industry, in general, in British Columbia.

“The court decision is unequivocal. The Government of British Columbia has the authority to approve resource development work even in the face of aboriginal opposition. The Crown’s obligation is to consult with aboriginal people and to accommodate their interests where reasonable to do so. However, there is no duty or obligation to secure aboriginal support for the work being proposed,” said Russell Hallbauer, President and CEO of Taseko Mines Limited.

“Last week’s decision provides important guidance to the evolving and often complex relationship between the constitutional rights of aboriginal people and the responsibilities, duties and obligations the Government has to its citizens and their resources,” added Mr. Hallbauer. “The court’s decision, and reasons for the decision, will be helpful to provincial and federal governments, especially statutory decision makers who carry the responsibility to authorize important resource development projects. These decision makers can now move ahead with their decisions knowing the extent, and the limits, of the duties they owe to resource developers and to aboriginal people alike.”

The work proposed by Taseko is investigative in nature and will gather hydrological data and other information required for the British Columbia Mines Act Permitting process. The information will also address many of the concerns expressed by the local aboriginal group (the Tsilhqot’in First Nation) during the federal environmental assessment, including outstanding questions relating to environmental protection and the New Prosperity water management plan.

As the judge noted in his decision, “In issuing the Second Federal Rejection, the Federal minister left the door open for additional efforts to justify approval, stating that the federal government “invites the submission of another proposal that addresses the Government’s concerns.” This alone undermines the petitioners’ suggestion that there was no purpose in doing further work unless the Second Federal Rejection was overturned. It is reasonable to infer that TML (Taseko) would wish to gather further data to address the federal government’s stated technical concerns, which would assist in any response TML makes to the federal government’s invitation.”

The judge added, “Based on the evidence presented to me, all parties and governments appear to be acting in good faith to advance what they each perceive to be the proper use for the land. But unfortunately good faith cannot always prevent disagreement. That is when courts must step in to help the parties move forward.”

Mr. Hallbauer continued, “Taseko is confident that with the further information gathered under this permit, we will have the additional scientific evidence needed to satisfy key elements of the federal government’s 2014 decision.”

Further noted in the judge’s decision: “TML’s tenure rights remain in place until at least 2035. As such, barring further developments, TML will remain entitled to take steps to seek approval to build a mine for many more years, whether or not the present version of the Redesigned Project is rejected.”

Mr. Hallbauer concluded, “As a Company, Taseko has always been committed to engaging with all levels of government, local, Provincial, Federal and First Nations, with the express goal of finding a path forward for our project in a manner that supports the court’s decision. We look forward to advancing these discussions in the weeks and months ahead.”

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
our ability to comply with the extensive governmental regulation to which our business is subject;
uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
our reliance upon key personnel; and
uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.